UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NGM BIOPHARMACEUTICALS, INC.

(Name of the Issuer)

NGM BIOPHARMACEUTICALS, INC.

DAVID J. WOODHOUSE, PH.D.

WILLIAM J. RIEFLIN

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62921N105

(CUSIP Number of Class of Securities)

David J. Woodhouse, Ph.D.

Chief Executive Officer

NGM Biopharmaceuticals, Inc.

333 Oyster Point Boulevard

South San Francisco, California 94080

(650) 243-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Valerie Pierce Senior Vice President, General Counsel and Chief Compliance Officer NGM Biopharmaceuticals, Inc. 333 Oyster Point Boulevard South San Francisco, California 94080 (650) 243-5555	Keith Flaum Hogan Lovells US LLP 855 Main Street Suite 200 Redwood City, California 94063 (650) 463-4000	Richard Aftanas Hogan Lovells US LLP 390 Madison Avenue New York, New York 10017 (212) 918-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PURPOSE OF THE AMENDMENT

This Amendment No. 1 (this “Amendment”) to Schedule 13E-3 amends the Schedule 13E-3 previously filed by NGM Biopharmaceuticals, Inc. (“NGM Bio” or the “Company”), David J. Woodhouse, Ph.D. and William J. Rieflin with the Securities and Exchange Commission (the “SEC”) on March 8, 2024, with respect to the tender offer by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share of NGM Bio (other than the Rollover Shares (as defined in the Merger Agreement)), for $1.55 per Share in cash. The tender offer is being made subject to all terms and conditions set forth in the Offer to Purchase, dated March 8, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitutes the “Offer”), which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on March 8, 2024.

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 8, 2024 (as amended or supplemented from time to time and together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Amendment and is supplemented by the information specifically provided herein. The responses to each item in this Amendment are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Amendment concerning the Company Dr. Woodhouse, Mr. Rieflin, Parent and Purchaser has been provided by such person and not by any other person.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 13E-3 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

INTRODUCTION

The Introduction to the Schedule 13E-3 is hereby amended and supplemented by adding, immediately prior to the penultimate paragraph on page 3, the following paragraph:

“As a result of the transactions contemplated by the Merger Agreement and the Stockholder Rollover Agreement, the transactions contemplated by the Merger Agreement are considered to constitute, and Dr. Woodhouse, Mr. Rieflin and NGM Bio are deemed to be engaged in, a “going private” transaction under Rule 13e-3 under the Exchange Act. Therefore, Dr. Woodhouse, Mr. Rieflin and NGM Bio are required to, among other things, express their reasons for the transactions described in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to the Schedule TO dated March 8, 2024, and their views as to the fairness of the transactions to NGM Bio’s unaffiliated stockholders. The Filing Persons make the statements in this Transaction Statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

“Item 7. Purposes, Alternatives, Reasons and Effects” of the Schedule 13E-3 is hereby amended and supplemented by adding the following sentence immediately after the second paragraph on page 8 under the heading “—(c) Reasons”:

“See below under “Fairness of the Transaction—(a) Fairness” for the position of Dr. Woodhouse and Mr. Rieflin.”

ITEM 8.	FAIRNESS OF THE TRANSACTION

“Item 8. Fairness of the Transaction” of the Schedule 13E-3 is hereby amended and supplemented as follows:

1.	By adding the following paragraphs immediately after the second paragraph on page 9 under the heading “—(a) Fairness”:

“Position of Dr. Woodhouse and Mr. Rieflin.

Under the SEC rules governing “going private” transactions, each of Dr. David J. Woodhouse and Mr. William J. Rieflin is an affiliate of NGM Bio and, therefore, is required to express his beliefs as to fairness of the Offer and the Merger to the unaffiliated shareholders of NGM Bio. Each of Dr. Woodhouse and Mr. Rieflin is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of Dr. Woodhouse and Mr. Rieflin should not be construed as a recommendation to any NGM Bio shareholder regarding whether to tender Shares into the Offer.

Neither of Dr. Woodhouse or Mr. Rieflin, in his capacity as an affiliate of NGM Bio, undertook a formal evaluation of the Offer and the Merger, and nor did either engage a financial advisor for such purposes. However, each of Dr. Woodhouse and Mr. Rieflin believes that the Offer and the Merger are fair to NGM Bio’s unaffiliated shareholders and agrees with the analyses and conclusions of the Special Committee based upon the reasonableness of those analyses and conclusions, which each of Dr. Woodhouse and Mr. Rieflin adopts, and their knowledge of NGM Bio, as well as the factors considered by, and the findings of, the Special Committee with respect to the fairness of the Offer and the Merger to such shareholders. The full text of the recommendations, and reasons supporting them, of the Special Committee are included in the Schedule 14D-9 filed by NGM Bio. Holders of Shares are urged to read the Schedule 14D-9 carefully and in its entirety. Each of Dr. Woodhouse and Mr. Rieflin also believes that it is significant that the parties reached an understanding related to the Offer Price and the other material terms of the Offer prior to entry into any definitive agreement relating to their respective participation in the ownership of Parent. For this reason, neither of Dr. Woodhouse or Mr. Rieflin believes his interests in the Offer or the Merger, and his participation in the ownership of Parent following the Merger, influenced the decision of any other member of the NGM Bio board of directors with respect to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

In addition, Dr. Woodhouse and Mr. Rieflin considered the fact that the Special Committee received an opinion from Guggenheim Securities, dated February 25, 2024, to the effect that, as of such date and based upon and subject to the various factors and assumptions set forth therein, the Offer Price and the Merger Consideration (as defined in Guggenheim Securities’ opinion) proposed to be paid to the holders of shares (other than as specified in Guggenheim Securities’ opinion) was fair, from a financial point of view, to such holders. The full text of the written opinion of Guggenheim Securities dated February 25, 2024, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, is attached as Annex 2 to the Schedule 14D-9 filed by NGM Bio which was mailed to NGM Bio shareholders together with the Offer to Purchase. Holders of Shares are urged to read the full text of the written opinion of Guggenheim Securities carefully and in its entirety.

The foregoing discussion of the information and factors considered and given weight by Dr. Woodhouse and Mr. Rieflin in connection with the fairness of the Offer and the Merger is not intended to be exhaustive but is believed to include all material factors considered by Dr. Woodhouse and Mr. Rieflin. Neither of Dr. Woodhouse or Mr. Rieflin found it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching his position as to the fairness of the Offer and the Merger. Each of Dr. Woodhouse and Mr. Rieflin believes that these factors provide a reasonable basis for his belief that the Offer and the Merger are fair to NGM Bio’s unaffiliated shareholders.”

2.	By adding the following sentence immediately after the second paragraph on page 9 under the heading “—(b) Factors Considered in Determining Fairness”:

“See above under “—(a) Fairness” for the position of Dr. Woodhouse and Mr. Rieflin.”

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

“Item 10. Source and Amounts of Funds or Other Consideration” of the Schedule 13E-3 is hereby amended and supplemented by adding the following text and table immediately following the second paragraph on page 10 under the heading “—(c) Expenses”:

“The following is an estimate of fees and expenses to be incurred by the filing persons in connection with the transactions contemplated by the Merger Agreement:

Type of Fee	Approximate Amount
Financial Advisor’s Fee	$4,250,000
Financial Advisor’s Out-of-Pocket Costs	$225,000
Legal Counsel’s Fee	$1,750,000
Printer Fees	$30,000
Total	$6,255,000	”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: March 22, 2024

NGM Biopharmaceuticals, Inc.

By:	/s/ David Woodhouse
Name:	David J. Woodhouse, Ph.D.
Title:	Chief Executive Officer and Director

David J. Woodhouse, Ph.D.

By:	/s/ David Woodhouse
Name:	David J. Woodhouse, Ph.D.

William J. Rieflin

By:	/s/ Bill Rieflin
Name:	William J. Rieflin